INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2018

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the management.

The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by an entity’s auditor.

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

(Unaudited)		September 30,	December 31,
(thousands of Canadian dollars)	Notes	2018	2017
		$	$
ASSETS
Current
Cash and cash equivalents		60	1,010
Cash in trust	16	455	-
Accounts receivable		259	388
Prepaids and deposits		47	29
Current Assets		821	1,427
Non-current
Deposits		214	212
Exploration and evaluation assets		7	8
Property and equipment	4	17,242	17,162
Total Assets		18,284	18,809

LIABILITIES
Current
Cash in trust	16	455	-
Accounts payable and accrued liabilities		2,300	1,291
Loans from related parties	6	1,520	1,458
Flow-through shares liability	7	-	93
Financial contract liability	9	6,967	6,752
Current Liabilities		11,242	9,594
Non-current
Loans from related parties	6	3,442	3,150
Decommissioning liability	8	3,891	3,971
Total Liabilities		18,575	16,715
SHAREHOLDERS' EQUITY
Share capital	10	101,715	101,715
Contributed surplus		13,829	13,752
Deficit		(118,738)	(115,845)
Accumulated other comprehensive income		2,903	2,472
Total Shareholders' Equity		(291)	2,094
Total Liabilities and Shareholders' Equity		18,284	18,809

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars, except per share amounts)	Notes	2018	2017	2018	2017
		$	$	$	$
REVENUES
Gross revenues		570	492	1,644	2,227
Royalties		(51)	(67)	(165)	(255)
Total Revenues, net of royalties	14	519	425	1,479	1,972

EXPENSES
Operating and transportation		419	403	1,450	1,485
Amortization, depletion and impairment losses	5	302	456	956	2,179
General and administrative		290	361	1,007	1,167
Financing expenses		254	227	754	809
Stock based compensation		-	-	77	8
Foreign exchange (gain) loss		(121)	(271)	221	(519)
Loss on disposal of property and equipment		-	2	-	2
Change in fair value of derivative liability		-	-	-	(152)
Loss on debt extinguishment		-	-	-	918
Total Expenses		1,144	1,178	4,465	5,897

Loss before income taxes and other items		(625)	(753)	(2,986)	(3,925)
Deferred income tax recovery	7	-	-	93	-
Other income		-	-	-	1

Loss for the period		(625)	(753)	(2,893)	(3,924)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(239)	(544)	431	(1,045)

Comprehensive loss		(864)	(1,297)	(2,462)	(4,969)

Loss per common share - basic and diluted	12	(0.01)	(0.01)	(0.03)	(0.07)

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

(Unaudited)	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2018	103,606,088	101,715	13,752	(115,845)	2,472	2,094
Stock-based compensation	-	-	77	-	-	77
Loss	-	-	-	(2,893)	-	(2,893)
Foreign currency translation adjustment	-	-	-	-	431	431
Balance as at September 30, 2018	103,606,088	101,715	13,829	(118,738)	2,903	(291)

Balance as at January 1, 2017	44,808,286	98,111	10,626	(110,636)	3,445	1,546
Shares issued via private placements, net of issuance costs	36,321,161	2,126	-	-	-	2,126
Contributed surplus related to value of conversion feature on loans from related parties	-	-	3,098	-	-	3,098
Stock-based compensation	-	-	8	-	-	8
Loss	-	-	-	(3,924)	-	(3,924)
Foreign currency translation adjustment	-	-	-	-	(1,045)	(1,045)
Balance as at September 30, 2017	81,129,447	100,237	13,732	(114,560)	2,400	1,809

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

(Unaudited)		Nine months ended September 30
(thousands of Canadian dollars)	Notes	2018	2017
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(2,893)	(3,924)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		956	2,179
Stock based compensation		77	8
Non-cash financing expenses		416	415
Non-cash foreign exchange on financial contract liability	9	215	(512)
Miscellaneous non-cash items		(93)	2
Change in fair value of derivative liability		-	(153)
Loss on debt extinguishment		-	918
Cash flows used in operations		(1,322)	(1,067)
Changes in operating working capital	12	914	284
Total Cash Flows used in Operating Activities		(408)	(783)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(2)	35
E&E expenditures		(5)	(6)
Additions to property and equipment	4	(739)	(176)
Changes in investing working capital	12	232	(76)
Total Cash Flows used in Investing Activities		(514)	(226)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance of loans from related parties		-	450
Transaction costs related to restructure of loans from related parties		-	(25)
Shares issued for cash, net of share issue costs		-	903
Changes in financing working capital	12	(28)	31
Total Cash Flows from (used in) Financing Activities		(28)	1,359

CHANGE IN CASH AND CASH EQUIVALENTS		(950)	350
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		1,010	141

CASH AND CASH EQUIVALENTS, END OF PERIOD		60	491

Supplemental cash flow information - Note 12

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. The address of its registered office is 520 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Audit Committee on October 26, 2018.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the nine months ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2017. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effect.

The Company applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed below in note 3 of the financial statements.

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Company.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.4 million and an accumulated deficit of $118.7 million. Of this amount, $7.0 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The current status of this instrument is described in note 9 below.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2018.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. The Company adopted IFRS 9 on January 1, 2018 and has determined that there was no material impact on its consolidated financial statements as a result of the adoption.

IFRS 15, “Revenue from Contracts with Customers”: the standard was issued in May 2014 and amended in April 2016. IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company adopted IFRS 15 on January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. It has been concluded that the adoption of IFRS 15 had no material effect on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2017	33,628	16,372	182	50,182
Additions	405	39	5	449
Change in decommissioning provision	94	(3)	-	91
Disposals	-	-	(29)	(29)
Foreign currency translation and other	-	(1,060)	-	(1,060)
Balance at December 31, 2017	34,127	15,348	158	49,633
Additions	739	1	-	741
Change in decommissioning provision	(138)	(4)	-	(142)
Foreign currency translation and other	-	502	-	502
Balance at September 30, 2018	34,728	15,847	158	50,733

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2017	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion	(561)	(223)	(3)	(787)
Impairment losses	(870)	-	-	(870)
Disposals	-	-	25	25
Foreign currency translation and other	-	131	-	131
Balance at December 31, 2017	(30,523)	(1,806)	(142)	(32,471)
Amortization and depletion (Note 5)	(833)	(120)	(3)	(956)
Foreign currency translation and other	-	(64)	-	(64)
Balance at September 30, 2018	(31,356)	(1,990)	(145)	(33,491)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2017	3,604	13,542	16	17,162
At September 30, 2018	3,372	13,857	13	17,242

In December 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at its Woodrush properties in Canada. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the 1st well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”). In March 2018, the Company successfully drilled a discovery natural gas well at Woodrush jointly with the investment firm.

The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

The Company recorded an impairment of $Nil and $670,000 for the nine months ended September 30, 2018 and 2017, respectively, on its oil and gas properties in British Columbia, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its Canadian and U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2018.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2018	2017
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses	2	912
Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	954	597
Impairment losses (Note 4)	-	670
	956	2,179

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES

(a)      Loan from Hodgkinson Equities Corporation (“HEC”)
(i)      $4,500,000 promissory note

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 6(b)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above.

As at September 30, 2018, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	2,337
Accretion expense	265
Cash interest	(104)
Balance at December 31, 2017	2,498
Accretion expense	391
Cash interest	(144)
Balance at September 30, 2018	2,745
Current portion	(360)
Non-current portion	2,385

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(ii) $1,000,000 promissory note

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director and officer of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5,2017, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 8(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 6(a)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above.

As at September 30, 2018, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	1,039
Accretion expense	117
Cash interest	(46)
Balance at December 31, 2017	1,110
Accretion expense	175
Cash interest	(68)
Balance at September 30, 2018	1,217
Current portion	(160)
Non-current portion	1,057

Other terms of the loan are:

  the Company may repay the loan at any time without penalty;
  the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
  In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

On July 10, 2018, HEC and HVI each signed a Waiver of Deferred Payment of Borrowings (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of September 30, 2018. The deferred interest amount of $104,000 was paid in full on September 30, 2018. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

On July 10, 2018, HEC and HVI also advised the Company they would no longer provide any significant additional capital to enable the Company to meet ongoing operating and general and administrative expenses.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in
	October	December	Total
	2017	2017
	$	$	$
Balance at January 1, 2017	-	-	-
Liability incurred on flow-through shares issued	21	93	114
Settlement of flow-through share liability on incurring expenditures	(21)	-	(21)
Balance at December 31, 2017	-	93	93
Settlement of flow-through share liability on incurring expenditures	-	(93)	(93)
Balance at September 30, 2018	-	-	-

NOTE 8 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2017	3,636	140	3,776
Change in estimated future cash flows	146	(3)	143
Actual costs incurred and other	(3)	(8)	(11)
Unwinding of discount	60	3	63
Balance at December 31, 2017	3,839	132	3,971
Additions	60	-	60
Change in estimated future cash flows	(201)	(4)	(205)
Actual costs incurred and other	-	4	4
Unwinding of discount	59	2	61
Balance at September 30, 2018	3,757	134	3,891

(1) relates to property and equipment (note 4)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2018:
Discount rate	2.30%	2.42%
Inflation rate	2.00%	2.00%

As at December 31, 2017:
Discount rate	1.94%	2.20%
Inflation rate	2.00%	2.00%

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at September 30, 2018, Dejour USA has recorded a liability owing to the Drilling Fund of $6,967,000, as follows:

$
Balance at January 1, 2017 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752
Foreign exchange loss	215
Balance at September 30, 2018 (US$5,382)	6,967

This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

NOTE 10 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In January 2018, the Company renounced $523,000 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by March 31, 2018. As a result of renunciation, a deferred income tax recovery of $93,000 was recognized on settlement of flow-through shares liability.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – STOCK OPTIONS

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2017 and December 31, 2017	3,400,000	0.16
Options granted	1,850,000	0.09
Options cancelled	(150,000)	0.16
Balance at September 30, 2018	5,100,000	0.13

Details of the stock options as at September 30, 2018 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.09	1,850,000	0.09	2.25	1,850,000	0.09	2.25
$0.16	3,250,000	0.16	2.68	3,250,000	0.16	2.68
	5,100,000	0.13	2.52	5,100,000	0.13	2.52

The fair value of the options issued during the nine months ended September 30, 2018 (2017 – no stock options were granted) was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2018

Fair value at grant date	$0.04
Expected volatility	100.59%
Expected option life	1.46 years
Dividends	0.0%
Risk-free interest rate	1.80%
Estimated forfeiture rate	5.04%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Nine months ended September 30
	2018	2017
	$	$
Changes in non-cash working capital:
Accounts receivable	128	327
Prepaids and deposits	(19)	(23)
Accounts payable and accrued liabilities	1,009	(65)
	1,118	239
Comprised of:
Operating activities	914	284
Investing activities	232	(76)
Financing activities	(28)	31
	1,118	239
Other cash flow information:
Cash paid for interest	293	276
Income taxes paid	-	-

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Weighted average common shares outstanding
Basic	103,606,088	63,974,302	103,606,088	56,809,936
Diluted	103,606,088	63,974,302	103,606,088	56,809,936

NOTE 13 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2018 and 2017 and in addition to the loans from related parties (note 6), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $353,000 (2017 - $348,000) and non-cash stock-based compensation of $77,000 (2017 - $Nil). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2018 is $394,000 (December 31, 2017 - $131,000) owing to the two officers of the Company.

(b)

Interest expenses of $293,000 (2017 - $276,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $Nil (2017 - $139,000) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

DXI ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2018	2017	2018	2017	2018	2017
	$	$	$	$	$	$
Nine months ended September 30
Revenues, net of royalties	1,094	1,503	385	469	1,479	1,972
Segmented loss	(2,596)	(3,847)	(297)	(77)	(2,893)	(3,924)
Amortization, depletion and impairment losses	835	1,454	121	725	956	2,179
Interest expense	649	759	-	-	649	759
Capital expenditures	743	141	1	41	744	182

NOTE 15 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

NOTE 16 – SUBSEQUENT EVENT

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 (US$600,000) on a first secured basis ranking “pari passu” with HEC and HVI (Notes 6(a) and 6(b)). The loans bear interest at Canadian prime bank rate plus 1% payable monthly, are due on June 5, 2022, and are convertible into 13,000,000 common shares of the Company at a price of $0.06 per share. Shares so converted, if any, are subject to a four-month hold period commencing on the initial closing date of October 5, 2018. $455,000 of the initial closing amount of $520,000 was received on or before September 30, 2018 and is included in “Cash in trust” on the Company’s unaudited interim condensed consolidated balance sheet herein at September 30, 2018. The funds were subsequently released at closing upon receipt of all appropriate regulatory approvals. A second closing of $260,000 (US$200,000) will occur on or about November 23, 2018.